FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended March 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

CRUCITAS AND LAS CRISTINAS UPDATES

VANCOUVER, B.C. March 14, 2003 – Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) is pleased to announce that its wholly owned subsidiary, Industrias Infinito, has received the long-awaited reply from the Costa Rican government on the filing of its Environmental Impact Study.  The reply clarifies the concerns SETENA (the Costa Rican government’s environmental agency) has and permits the Company to file a response and continue the permitting process towards final approval for the development of the Crucitas Mine.

The EIS was reviewed by SETENA’s technical group and has subsequently been reviewed by a commission of representatives of various Government agencies who resolved that the study in its current form could not be approved.

The Company will therefore immediately

(a)

deal with deficiencies in the study material related to the references and guidelines given to the Company by SETENA at the time the study was requested, and

(b)

appeal the introduction of new topics, which the company feels are expanding the scope of the study and which were neither included in the initial references nor are they directly related to the environmental concerns regarding the operation of a mine.

The filing of the revisions and explanations of indicated deficiencies will be undertaken over the next three days, and will include an appeal that the new topics, which were introduced now and which were not included in the terms of references given to the Company last year, be withdrawn at this time.

In Venezuela, a comprehensive update on the Las Cristinas legal issues is currently being prepared and will be distributed to our shareholders shortly.

While it was our intention to let the court action take its course, we have been consistently forced to rectify statements made by Crystallex International Corp. which can only be interpreted as blatantly self-serving.  The statements either contain the facts veiled in misleading language or omit the facts altogether and present false information.

A good example is Crystallex’s statement in its letter to investors dated March 11, 2003 (Item #4) in which it states that MINCA formally withdrew its action against CVG regarding the cancellation of the MINCA mining contract. Responsible due diligence by Crystallex would have ascertained that the MINCA versus CVG case regarding the mining contract’s cancellation is still active and advancing.  The case that has been withdrawn was for “Abuse of Power” by the CVG against MINCA, of which CVG is a shareholder, and the damage incurred by MINCA as a result of the abuse. The reason for the withdrawal is that current ongoing investigations have provided MINCA with substantially more evidence and the case is being re-filed on the basis of this additional information.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.